Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:

    Advantage Energy Income Fund and Ketch Resources Trust Announce Mailing
    of Joint Information Circular

    (TSX: AVN.UN, NYSE: AAV)

    CALGARY, May 15 /CNW/ - Advantage Energy Income Fund (TSX:AVN.UN)
(NYSE:AAV) ("Advantage") is pleased to announce that the joint information circular ("Information Circular") and proxy statement with respect to its previously announced plan to merge with Ketch Resources Trust (TSX:KER.UN)
("Ketch") has been mailed. The Information Circular contains a detailed description of the Arrangement and is available on SEDAR (www.sedar.com) as well as on each of the Advantage and Ketch websites (www.advantageincome.com and www.ketchtrust.com, respectively). The special meetings of Ketch
Unitholders and Advantage Unitholders to vote on the Arrangement are to be held on June 22, 2006 at 9:00 am (Calgary time) and 11:00 am (Calgary time), respectively.
    The Arrangement will provide for, among other things, the merger of
Advantage and Ketch with the Ketch Unitholders receiving 0.565 of an Advantage
Unit for each Ketch Unit held. The combined trust is expected to be one of the largest natural gas weighted trusts in North America with a combined enterprise value in excess of $2.7 billion, a reserve life index of 11 years and a diversified production base of approximately 30,500 barrels of oil equivalent per day weighted approximately 70 percent to natural gas and 30 percent to oil and NGLs.
    The Arrangement must be approved by 66 2/3% of the votes cast at each of the Ketch and Advantage special meetings and is also subject to the approval of the Court of Queen's Bench of Alberta and the receipt of other regulatory approvals. The merger is expected to be completed on or about June 23, 2006.
    All Ketch Unitholders and Advantage Unitholders are encouraged to vote in person or by proxy at their respective meetings. Advantage and Ketch have jointly retained Kingsdale Shareholder Services to respond to inquiries regarding the transaction, submission of proxy forms or general information from their respective Unitholders. Kingsdale may be contacted toll-free at
1-866-639-7993. Advantage Unitholders and Ketch Unitholders may also contact
Advantage investor relations at 1-866-393-0393 or Ketch investor relations at
403-781-8600.

    ADVISORY
    Certain information in this press release, including the completion of the Arrangement contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to:
risks associated with conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Advantage's and
Ketch's regulatory reports and filings made with securities regulators.
    Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.
Except as required by law, neither Advantage nor Ketch assumes any obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
    Where reserves or production are stated on a barrel of oil equivalent
(BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW, Calgary, Alberta,
T2P 3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:42e 15-MAY-06